
PacificHealth
LABORATORIES, INC
Bringing the science of nutrition to life.
ANNUAL REPORT
2002

Company Profile

PacificHealth Laboratories, Inc. is a leading nutrition technology company strongly committed to the development and commercialization of functionally unique nutritional products for sports performance, weight loss, and Type 2 diabetes.

Significant Accomplishments in 2002:

- *40% increase in sales of sports performance products, including a 175% increase in sales of ACCELERADE® Sports Drink and a 23% increase in sales of Endurox R4® Recovery Drink.*
- *Completed two Company-sponsored, double blind trials on an improved version of the Company's SATIETROL appetite control technology. SATIETROL can now potentially be added to a variety of foods and beverages without modifying their flavor profile as well as potentially be developed into a tablet or capsule form which could substantially increase its market potential.*
- *Announced a strategic alliance with Cargill, Inc. for the launch of the Company's new ready-to-drink ACCELERADE. Cargill is providing marketing, distribution, and manufacturing support.*
- *Expanded sales and marketing staff including the hiring of Bruce Bollinger, a seasoned executive formerly with the Snapple Beverage Group, as Executive Vice President-Marketing in November 2002, laying the groundwork for expansion of the distribution of the Company's sports drink products including the launch of ACCELERADE in a ready-to-drink form.*
- *Increased distribution base to over 9,000 retail outlets by beginning distribution of our ACCELERADE Sports Drink to the Rite Aid drugstore chain. Rite Aid sells ACCELERADE nationwide in 900 of its top performing stores that have a special nutrition section. Also added two leading sports-specialty chains to the distribution base: Sports Chalet, a 26-store chain located in California and Nevada, and Recreational Equipment, Inc. (REI), a national 65-store chain.*
- *Expanded technology position by receiving three additional patents for the SATIETROL technology.*

Financial Highlights	2002	2001	2000
Revenues	**$5,120,353**	$6,145,527	$3,841,387
Net Income	**($2,570,452)**	$285,626	($957,565)
Earnings (loss) per share – basic	**($0.42)**	$0.05	($0.21)
Earnings (loss) per share – diluted	**($0.42)**	$0.04	($0.21)
Cash and cash equivalents	**$628,436**	$1,848,847	$170,491
Shareholders' Equity	**$2,270,534**	$4,675,303	$1,771,962
Common Shares Outstanding	**6,114,703**	6,039,203	4,646,367


Revenues
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2000
2001
2002


Net Income
$1,000,000
$0
($1,000,000)
($2,000,000)
($3,000,000)
2000
2001
2002


Earnings (loss) per share – diluted
$0.20
$0.00
($0.20)
($0.40)
($0.60)
2000
2001
2002



PacificHealth
LABORATORIES, INC.

May 12, 2003

Dear Shareholders:

In 2002, PacificHealth Laboratories, Inc. made substantial progress as an innovative nutrition technology company. We increased our sports drink revenues and also made a number of significant enhancements to our weight loss technology.

2002 Financial Results

We reported revenues of $5,120,353 for the year ended December 31, 2002 versus revenues of $6,145,525 for the same period in 2001. Revenues for 2001 included $1,250,000 in licensing revenues from the Company's licensing agreement with GlaxoSmithKline ("GSK") as well as significant sales of PHLI's SATIETROL® appetite control product that had received strong one-time independent editorial exposure during 2001. The Company reported a net loss of ($2,570,452), or ($0.42) per share, for the year ended December 31, 2002 after a $1,300,000 (or $0.21 per share) write-off of excess SATIETROL inventory. This compares to net income of $285,627, or $0.04 per share fully diluted, for the same period in 2001.

Although we were disappointed with total sales and profit growth in 2002, our Company further improved its proprietary products and technology strength. We made the decision to focus our marketing resources on further expanding our sports drink business, which resulted in reduced SATIETROL sales. Because of these decisions, we are poised for significant growth over the next twelve months.

***ACCELERADE*® and Endurox R^{4}®**

In 2002, we strengthened our position in the sports and recovery drink category. Endurox R^4, which was our first entry into this category, has become the preeminent recovery drink today. It is found in the locker room of professional football, basketball, hockey, and soccer teams. It is used by Olympic athletes in all sports.

In June 2001, we built on the patented technology of Endurox R^4 and introduced *ACCELERADE*. *ACCELERADE* represents a new class of sports drinks. It is the only sports drink that has the 4-1 ratio of carbohydrates to protein. Compared to a conventional sports drink, *ACCELERADE* has been shown to improve endurance and speed muscle recovery. *ACCELERADE* and Endurox R^4 are the official drinks of coaching associations in swimming, hockey, track and women's basketball. Both products are the subjects of frequent editorial coverage in leading sports, health, and fitness magazines.

In 2002, we saw our retail distribution base of these products increase from 7,000 to 9,000 outlets. For many of our major retailers, *ACCELERADE* is the #1 powdered sports drink in their line.

In 2002, we also began the development of a ready-to-drink form of *ACCELERADE*. This product is now a reality and was launched in test market in Colorado Springs, Colorado and San Diego, California in the first quarter of 2003. We now have a superior product to compete in the growing $2 billion sports drink category.

SATIETROL

In 2002, following the GSK decision to terminate the licensing agreement, we refocused our efforts on enhancing the SATIETROL technology. We have developed and improved SATIETROL to reduce appetite significantly better than our original product and laid the groundwork to develop a tablet form. In the first quarter of 2003, we were able to develop a tablet that is currently in clinical testing. To improve our proprietary position, we received three additional patents for SATIETROL in 2002. In 2003, we will be evaluating the effectiveness of SATIETROL for patients with Type 2 diabetes.

New Board of Directors

PHLI strengthened your Board of Directors by adding two new directors: Michael Cahr and Joseph Harris, who both bring significant business experience to PacificHealth Laboratories. Mr. Cahr was chairman from June 1994 to March 1999 of Allscripts, Inc., (NASDAQ: MDRX), a leading developer of hand-held devices that provide physicians with real-time access to health, drug, and other critical information. Mr. Harris currently serves as Managing Partner of Conestoga Capital Partners, LLC, a venture capital company primarily making investments in early stage technology companies. From 2000 until 2002, he was Senior Vice President - Corporate Development of Cantel Medical Corp (NYSE: CMN). These two directors understand our business and the dynamics of industry and their counsel will be invaluable as we continue to execute on our plans and programs going forward. Their experience in strategic planning, acquisitions, licensing, and contract negotiations will be of great value to us as we continue to expand our business activities.

PHLI in 2003

We are enthusiastic about the growth in our sports drink sales and excited about what we have accomplished to date. However, we are even more encouraged about the near and long term future of our company.

Please visit our websites at www.pacifichealthlabs.com and www.accelerade.com to review the latest information about your Company and its products.

We thank you for your continuing support and confidence in PHLI.

Sincerely,

Dr. Robert Portman
Chairman, President & CEO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

PACIFICHEALTH LABORATORIES, INC.

(Name of Small Business Issuer in Its Charter)

Delaware	22-3367588
(State or jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1480 Route 9 North – Suite 204
Woodbridge, NJ 07095
(Address of principal executive offices)

732/636-6141
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $.0025 per share.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenues for its most recent fiscal year were $5,120,353.

The aggregate market value of the common equity held by non-affiliates based on the closing sale price of Common stock as of February 28, 2003, was $9,950,967.

The number of shares outstanding of each class of the issuer's common equity, as of February 28, 2003, was as follows: Common Stock – 6,115,703 shares.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

PACIFICHEALTH LABORATORIES, INC.
FORM 10-KSB
Fiscal Year Ended December 31, 2002

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

1(a) Business Development

PacificHealth Laboratories, Inc. (hereinafter referred to as the "Company") is a research based Company incorporated in the State of Delaware in April 1995 as a nutrition technology company that researches, develops, and commercializes functionally unique proprietary products for sports performance, weight loss, and Type 2 diabetes which can be marketed without prior Food and Drug Administration ("FDA") approval under current regulatory guidelines.

1(b) Business of the Issuer

The Company is a nutrition technology company strongly committed to research and development of dietary and nutritional supplements that can enhance health and well being. The Company's three primary areas of research to date have been sports performance, weight loss and Type 2 diabetes.

Sports Performance

Our first sports performance product, ENDUROX®, was introduced in March 1996 with commercial sales beginning in May 1996. In March 1997, we extended the ENDUROX line of products with ENDUROX EXCEL®. In February 1999, we introduced ENDUROX® $R^{4®}$ Performance/Recovery Drink to be taken following exercise. In clinical studies performed or funded by the Company, ENDUROX R^4 has demonstrated a number of exercise-related benefits including enhanced performance, extended endurance, and decreased post-exercise muscle damage. In June 2001, we introduced *ACCELERADE*® Sports Drink, to be taken during exercise using the same patented technology as ENDUROX R^4. Research studies funded by the Company have shown that *ACCELERADE* is significantly better than conventional sports drinks in improving endurance during exercise. In the first quarter of 2003, we commenced test marketing of our ready-to-drink form of *ACCELERADE* in the San Diego and Colorado Springs areas.

Weight Loss

In weight loss, the Company has focused its research and development efforts on development of novel nutritional compositions that stimulate the body's major satiety peptide, or cholecystokinin (CCK). In April 2000, we introduced our first weight loss product, SATIETROL®, a natural appetite control product based on this research. Clinical studies performed or funded by the Company have shown that Satietrol, a pre meal beverage, can reduce hunger up to 43% 3½ hours after eating. In January 2001, we extended our weight loss product line with the introduction of SATIETROL *COMPLETE*®, a 220-calorie meal replacement product that incorporates the patented SATIETROL technology. In June 2001, the Company signed an exclusive worldwide Licensing Agreement with GlaxoSmithKline ("GSK") for its SATIETROL technology. Under the Agreement, the Company received an initial payment of $1,000,000 and received a subsequent milestone payment of $250,000. GSK subsequently terminated the Licensing Agreement in September 2002 with all rights reverting back to the

Company. In the third quarter of 2002, clinicals studies funded by the Company showed that the efficacy of SATIETROL could be improved. Further studies will be conducted in 2003.

Type 2 Diabetes

Type 2 diabetes has become the fastest growing chronic condition in the United States. Obesity and poor glucose regulation appear to be the primary characteristics of Type 2 diabetes. Research has suggested that cholecystokinin (CCK) may play a role in insulin release and glucose regulation. The Company's research in this area has focused upon the development of nutritional products that can help Type 2 diabetics lose weight by controlling appetite while improving glucose regulation. The Company expects to initiate clinical trials on a product for use by Type 2 diabetics in the future.

All of the Company's existing products, and its proposed products, are expected to be manufactured in the United States by third parties. See Item 1(b)(i) below.

1(b)(i) Principal Products and Markets

(a) ENDUROX® Product Line-Dietary Supplements

The Company's initial product, ENDUROX®, is a dietary supplement of which the principal ingredient is the herb ciwujia. Laboratory tests and trials funded by the Company during 1995 at the University of North Texas Health Science Center in Fort Worth, Texas and the Institute of Nutrition and Food in China, have demonstrated that ENDUROX is effective in improving exercise performance. The Company introduced ENDUROX in March 1996 and commenced commercial sales of the product in May 1996. In December 1996, the Company was issued patent #5,585,101 for its ENDUROX product. ENDUROX is sold in caplet form.

ENDUROX EXCEL® was introduced in March 1997. ENDUROX EXCEL contains 50% more ciwujia than regular ENDUROX, plus vitamin E. It is targeted to "serious" athletes, i.e., individuals who engage in competitive athletics or whose exercise regimen is comparable to that of a competitive athlete.

(b) ENDUROX® R^4™ Recovery / Performance Drink

The Company launched ENDUROX R^4 Performance / Recovery Drink in March 1999. Clinical trials funded by the Company during 1998 at the University of North Texas Health Science Center in Fort Worth, Texas and the Human Performance Lab at St. Cloud University in St. Cloud, Minnesota showed that when tested against the nation's leading sports drink, ENDUROX R^4 delivered equal hydration effectiveness while enhancing performance and extending endurance by 55%, decreasing post-exercise muscle stress by 36%, reducing free radical build-up by 69%, and increasing insulin levels by 70%. The results of these trials were presented at the American College of Sports Medicine's national meeting in 1999.

In April 2000, the Company was issued patent #6,051,236 for ENDUROX R[4] covering all 77 claims made in the application, including claims that the product (a) increases endurance, (b) reduces post-exercise muscle damage, and (c) speeds the replenishment of muscle carbohydrate stores. Patent office acceptance of these claims does not necessarily permit the Company to make any specific claims to the public regarding this product. The Company's ability to make those claims is governed by the FDA, Federal Trade Commission, and other federal government agency regulations and guidelines.

(c) SATIETROL®

SATIETROL, the Company's appetite control product, is based on the use of nutritional ingredients to stimulate cholecystokinin (CCK), a protein released after eating which has shown to be an important satiety signal in humans.

In the early 1980's, researchers at Columbia University demonstrated that CCK was an important satiety signal in humans. CCK causes individuals to feel fuller even without eating. These studies have shown that an injection of CCK reduced food intake by 16-22%. The release of CCK was shown to be stimulated by the ingestion of protein and fat. When CCK is stimulated by ingestion of food, it activates two negative feedback loops that inhibit continued release of CCK. One mechanism involves the pancreas and the second involves the gall bladder. When CCK is stimulated, the pancreas secretes protease enzymes, which inactivates a protein called CCK Releasing Peptide (CCKRP). When this protein is inactivated, release of CCK is halted. The second mechanism that controls CCK release is the gall bladder. CCK stimulates the gall bladder to release bile salts. Bile salts are powerful inhibitors of further CCK release. A major problem with the direct use of CCK as a supplement is that it must be given by injection since stomach enzymes activate it.

The Company's research efforts have focused on developing a calorically efficient nutritional formula that can be taken orally which would stimulate CCK release and extend its duration of action. Such a product would be highly useful in control of weight by helping overweight individuals feel fuller or more satiated while eating less food. This formulation became the basis for the Company's first weight loss product, SATIETROL. The Company has developed a number of SATIETROL formulas that stimulate and extend the action of CCK and has filed a number of patents regarding this unique technology.

Clinical studies funded by the Company conducted in 2000 by the Company's President, Dr. Portman, Abe Bakal of ABIC International, and Dr. Steven Peikin, Professor of Medicine, Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center, Camden, NJ have shown that, when taken as a pre meal beverage 10-15 minutes before eating, SATIETROL can reduce hunger up to 40% 3 ½ hours after eating and reduce caloric consumption in a subsequent meal by 43%. These studies were presented at the North American Association for the Study of Obesity (NAASO) 1999 national meeting. In March 2001, the Company was issued patent #6,207,638 for all 72 claims made for SATIETROL, including its use for Type 2 diabetes as well as conjunctive use with other products for treatment of bulimia.

Studies conducted or funded by the Company on CCK have also suggested that this agent may be effective for treating Type 2 diabetes, one of the fastest growing chronic diseases in the United States. The Company intends to conduct studies to determine if SATIETROL would be of value in Type 2 diabetes.

Additional studies funded by the Company and conducted in the 4th quarter of 2002 by the Company's President Dr. Portman, and Abe Bakal of ABIC International have shown that we can significantly improve both the efficacy and versatility of SATIETROL. These new studies show that the improved formulation of SATIETROL was, on average, 38% more effective in reducing caloric intake than our existing product. In addition, we have been able to reduce the caloric content from 80 calories to 15 calories, which is important for individuals who are on a calorie-restricted diet. By reducing the caloric content of SATIETROL and enhancing its efficacy, we believe that SATIETROL can now be added to a variety of foods and beverages without modifying their flavor profile. We also feel that we now may be able to develop a tablet or capsule form of SATIETROL.

The Company's objective is to develop a patent portfolio to protect its proprietary technology involving the use of nutritional ingredients to stimulate and extend the action of CCK. The Company has already received several patents for SATIETROL and has several more patents pending (See 1(b)(vii) Patents and Trademarks below)

In April 2000, the Company launched its first SATIETROL product. SATIETROL is a powder that is mixed with 6-8 oz of water and taken 10-15 minutes before a meal. It is the first weight loss product commercially available that is designed to stimulate CCK, the body's own satiety mechanism. The market for all types of weight loss products and services in the US exceeds $50 billion a year and government figures estimate that 55% of adult Americans are overweight. SATIETROL is available in chocolate and vanilla flavors.

In January 2001, the Company introduced SATIETROL *COMPLETE*, a 220 calorie meal replacement product that incorporates the SATIETROL technology. Clinical studies funded by the Company and conducted in 2000 by Dr. Portman, President of the Company, Abe Bakal of ABIC International, and Dr. Steven Peikin, Professor of Medicine, Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center, Camden, NJ have shown that, versus the leading meal replacement product, SATIETROL *COMPLETE* was more effective in reducing hunger over 5 hours and reducing caloric consumption in a subsequent meal. These studies were presented at the NAASO national meeting in 2000. The meal replacement market segment in the United States exceeds $900 million. SATIETROL *COMPLETE* is a powder mixed with skim, soy, or rice milk and is available in chocolate and vanilla flavors.

On June 1, 2001, the Company entered into an exclusive license agreement with GlaxoSmithKline ("GSK"), one of the world's largest pharmaceutical companies, for SATIETROL, the Company's appetite control product. The agreement provided GSK with worldwide rights to the trademarks, technology, patents, and know how for SATIETROL for the duration of the patents which expire in 2017. Under the agreement, the Company received an initial payment of $1,000,000 and received a subsequent milestone payment of $250,000. The agreement permitted GSK to terminate the license agreement at any time for any reason, provided that it pays all milestone payments earned prior to termination. In the event the agreement was terminated, all rights to the product would revert to the Company. GSK also purchased approximately 9% of the Company's common stock for $1.5 million under a contemporaneous stock purchase agreement. As of December 31, 2002, the Company has received an aggregate $2,750,000 from GSK from the combined licensing and stock purchase agreements. During the third quarter of 2002, GSK terminated the license agreement. As a result, the Company is now free to explore other options for the SATIETROL technology with other potential partners.

(d) *ACCELERADE®*

In June 2001, the Company introduced *ACCELERADE* Sports Drink, to be taken during exercise, using the same patented technology as ENDUROX R^4. Research studies funded by the Company and conducted in 2001 by Dr. John Ivy at the University of Texas Department of Kinesiology and Health Education, Austin, Texas have shown that *ACCELERADE* is significantly better than conventional sports drinks in improving endurance during exercise. These studies showed that subjects taking *ACCELERADE* increased endurance performance by 24% compared to subjects drinking a conventional sports drink containing the same amount of carbohydrate. *ACCELERADE* uses the ENDUROX R^4 technology that features the patented 4-1 ratio of carbohydrate to protein to speed the movement of carbohydrate from the blood into the muscle during exercise. By increasing the energy efficiency of every gram of carbohydrate an athlete consumes, *ACCELERADE* spares muscle glycogen and improves endurance capacity. In the first quarter of 2003, we commenced test marketing of our ready-to-drink form of *ACCELERADE* in the San Diego and Colorado Springs areas.

1(b)(ii) Distribution Methods

The Company has pursued a "multi-channel" distribution strategy in marketing its ENDUROX, ENDUROX R^4 and *ACCELERADE* lines of products. At the present time, these products are being sold in over 9,000 retail outlets including General Nutrition Centers ("GNC"), sports specialty stores, independent health food retailers, independent bike retailers, health clubs, catalogs, and Internet sites. *ACCELERADE* ready-to-drink will be primarily sold through the convenience store channels of distribution. The Company does not sell any of its other products through convenience stores and does not have any experience in distributing products through convenience stores. As a result, distribution of *ACCELERADE* through convenience stores may initially not be as effective as other means of distribution used by the Company.

The Company began distribution of ENDUROX in Canada in 1997 through an independent distributor with the first retail sales made in April 1997. In 1998, the Company began selling its ENDUROX products in South Africa with an independent distributor on a non-exclusive basis. In 2000, the Company began selling its ENDUROX products in Brazil, Hong Kong, and Singapore through independent distributors on a non-exclusive basis.

SATIETROL is sold through Internet retailers, select health food chains, and over the Company's Internet site at www.hungeroff.com.

To support its marketing efforts, the Company advertises in trade and consumer sports and health food magazines that are intended to reach its targeted consumer. In addition, the Company attends trade shows and exhibitions, sponsors promotional programs/events and in-store promotions, and engages in an extensive public relations effort that has resulted in articles in numerous sports, health, fitness, trade and natural product publications, newspaper coverage, and television spots. In addition, the Company utilizes a number of paid endorsers to promote its sports nutrition line of products, including several well-known athletes and a number of professional coaches from bicycling, running, swimming, triathlete, hockey, and basketball.

In the twelve-month periods ended December 31, 2002 and December 31, 2001, the Company's expenditures for product advertising and promotion were approximately $900,000 and $557,000, respectively.

1(b)(iii) Status of Publicly Announced New Products

The status of all products which have been the subjects of or mentioned in public announcements by the company in the past year are discussed above under the caption "Principal Products and Markets".

1(b)(iv) Competition

Depending on the product category, the Company's competition varies.

The sports drink market in which Endurox R^4 and *ACCELERADE* compete is dominated by such brands as Gatorade and Powerade who sell ready-to-drink products, as well as smaller companies such as Cytosport (Cytomax) who sell powdered, ready-to-mix products. In addition, there are a number of new foreign entries such as Enervit and Extran that have introduced sports drinks into the U.S. focusing on the endurance athlete. Increased competitive activity from such companies could make it more difficult for the Company to increase or keep market share since such companies have greater financial and other resources available to them and possess far more extensive manufacturing, distribution and marketing capabilities than the Company. In addition, in the market for ready to drink sports drinks, the Company must compete with large companies whose products enjoy substantial name recognition. As a result, it may be more difficult for the Company to earn market share in the market for ready to drink sports drinks than in other markets in which the Company faces competition.

The competitive market for weight loss products is divided into four basic segments: herbal supplements (e.g., Metabolite), meal replacement products (e.g., Slim Fast), food plans (e.g., Weight Watchers) and prescription products (e.g., Xenical). Today, weight loss products are manufactured by dietary supplement manufacturers, pharmaceutical manufacturers, diet food companies (e.g. Slim Fast Foods Company), and over-the-counter drug companies. Intense competitive activity in this market could make it difficult for the Company to increase or keep market share, as most of the companies who have products in this category have greater financial, marketing, sales, manufacturing, and distribution resources than the Company.

Since the Company's products are based upon natural ingredients, its competitors have access to the same ingredients and will be able to develop and market products the same as or similar to the Company's products. Except to the limited extent that the Company may obtain patent protection for certain uses of ingredients in its products, its competitors' products may make the same claims of benefits from use of the products that the Company makes.

The Company believes that long term success in the marketplace for any of the Company's products is likely to be less dependent on the novelty of the product than on such factors as distribution and marketing capabilities, and whether or not the product enjoys some proprietary advantage, such as patent protection, an established brand name, etc.

1(b)(v) Suppliers of Raw Materials

The Company does not have manufacturing facilities and has no present intention to manufacture any products itself. It fulfills product needs through relationships with independent manufacturers. The Company generally does not have long term contracts with any of these manufacturers. Competitors who do their own manufacturing may have an advantage over the company with respect to pricing, availability of product and in other areas through their control of the manufacturing process.

Generally, our contract manufacturers obtain raw materials necessary for the manufacture of our products from numerous sources. The Company generally does not have contracts with suppliers of materials required for the production of its products. The Company obtains ciwujia for its ENDUROX caplet line of products from suppliers in the Peoples Republic of China. At the present time, the Company obtains all of its needs from one supplier in the People's Republic of China, but believes that the Company could switch to a number of alternative suppliers without significant effect. The Company has not entered into any long term supply agreements with this supplier. The Company's weight loss product, SATIETROL, is composed of numerous ingredients, most of which are available from multiple sources. In addition, all other raw materials used in the Company's existing products are available from multiple sources.

There is no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the source of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions outside of its control.

In 2002, the Company entered into an agreement with Cargill, Inc. to purchase $57,500 of trehalose in 2003. This ingredient will be used in both the powder and ready-to-drink forms of our *ACCELERADE* product. In connection with this agreement, the Company will receive marketing support, distribution, and manufacturing resources under this agreement in 2003.

1(b)(vi) Dependence on Major Customers

General Nutrition Centers and Performance, Inc. accounted for approximately 30% and 23%, respectively, of net sales in fiscal 2002. The loss of these customers, a significant reduction in purchase volume by these customers, or the financial difficulty of such customers, for any reason, could significantly reduce our revenues. The Company has no agreement with or commitment from either of these customers with respect to future purchases.

1(b)(vii) Patents and Trademarks

The Company received a use patent, United States Patent No. 5,585,101 in December 1996 covering the use of ciwujia, the principal active herb in ENDUROX, entitled Method to Improve Performance During Exercise Using the Ciwujia Plant. This patent expires in December 2013.

The Company received a composition of matter patent, United States Patent No. 6,051,236, in April 2000 for ENDUROX R^4 entitled Composition for Optimizing Muscle Performance During Exercise (see section 1(b)(i)(b)). This patent expires in April 2017.

The Company received a composition of matter patent, United States Patent No. 6,207,638, in March 2001 for SATIETROL entitled Nutritional Intervention Composition for Enhancing and Extending Satiety (see section 1(b)(i)(c)). This patent expires in March 2018.

The Company received a use patent, United States Patent No. 6,429,190, in August 2002 for SATIETROL entitled Method For Extending The Satiety Of Food By Adding A Nutritional Composition Designed To Stimulate Cholecystokinin (CCK). This patent expires in August 2019.

The Company received a composition of matter patent, United States Patent No. 6,436,899, in August 2002 for SATIETROL entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in August 2019.

The Company received a composition of matter patent, United States Patent No. 6,468,962, in October 2002 for SATIETROL entitled Nutritional Intervention Composition for Enhancing and Extending Satiety. This patent expires in October 2019.

The Company received a Notice of Allowance on a composition of matter patent in February 2003 for SATIETROL entitled Nutritional Intervention Composition for Improving Efficacy of a Lipase Inhibitor.

The Company also has the following patents pending for its SATIETROL technology:

PATENTS PENDING	DATE SUBMITTED
Composition Containing Protease Inhibitor Extends Post Meal Satiety	June 2001
Nutritional Intervention Composition for Enhancing and Extending Satiety	June 2002
Composition for Reducing Caloric Intake	October 2002

The patent holder for all patents is the Company's President, Dr. Robert Portman, and all patents are assigned to the Company. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products, nor is there any assurance that patents which are obtained will provide meaningful protection or significant competitive advantages over competing products. For example, the Company's use patent on ciwujia would not prevent the sale of a product containing that herb with a claim or for a use that was not covered by the Company's patent.

The Company has federal trademark registrations for ENDUROX, ENDUROX EXCEL, ENDUROX ProHeart, ENDUROX R^4, SATIETROL, SATIETROL *COMPLETE*, and *ACCELERADE*. The Company also has filed its trademarks in most Western European countries, Canada, Mexico and Japan. The Company's policy is to pursue registrations for all of the trademarks associated with its key products, and to protect its legal rights concerning the use of its trademarks. The Company relies on common law trademark rights to protect its unregistered trademarks.

1(b)(viii) and (ix) Governmental Regulation

The Company has determined that all of its existing and proposed products, as described above, are nutritional or dietary supplements as defined under federal statutes and regulations of the FDA. Neither nutritional supplements nor dietary supplements require FDA or other governmental approval to market in the United States. No governmental agency or other third party makes a determination as to whether our products qualify as nutritional supplements, dietary supplements, or neither. The Company makes this determination based on the ingredients contained in the products and the claims made for the products. The processing, formulation, packaging, labeling and advertising of such products, however, are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture and the Environmental Protection Agency. The Company's activities also are subject to regulation by various agencies of the states and localities in which its products are sold.

The Company markets products that are covered under two types of FDA regulations, Nutritional Supplements and Dietary Supplements. Nutritional Supplements contain food and GRAS (Generally Regarded as Safe) ingredients and do not required FDA approval or notification. Such products must follow labeling guidelines outlined by the FDA.

Dietary Supplements is a classification of products resulting from the enactment of the Dietary Supplement Health and Education Act of 1994 (the "DSHEA") in October 1994. The DSHEA amended and modified the application of certain provisions of the Federal Food, Drug and Cosmetics Act (the "FFDC Act") as they relate to dietary supplements, and required the FDA to promulgate regulations consistent with the DSHEA.

The DSHEA defines a dietary supplement to include (i) any product intended to supplement the diet that bears or contains a vitamin, mineral, herb or other botanical, an amino acid, a substance to supplement the diet by increasing the total dietary intake, or any concentrate, constituent, extract, or combination of any such ingredient, provided that such product is either intended for ingestion in tablet, capsule, powder, softgel, gelcap, or liquid droplet form or, if not intended to be ingested in such form, is not represented for use as a conventional food or as a sole item of a meal or the diet, (ii) is not represented for use as a conventional food or as a sole item of a meal or the diet, and (iii) is labeled as a dietary supplement. The practical effect of such an expansive definition is to ensure that the new protections and requirements of the DSHEA will apply to a wide class of products.

Under the DSHEA, companies that manufacture and distribute dietary supplements are allowed to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval: (i) a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (ii) a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans; (iii) a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or (iv) a statement that "describes general well-being" from consumption of a nutrient or dietary ingredient. In addition to making sure that a statement meets one of these four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type: "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease."

On February 6, 2000, the FDA issued new guidelines concerning statements made for dietary supplements. These new regulations have important implications for the marketing of weight loss products such as SATIETROL. Previously the regulations made it clear that a product that made a claim for obesity must be treated as a drug. Under the new regulations the FDA now makes a distinction between obesity and overweight. Overweight is no longer considered a disease but rather a natural life process. Overweight is considered a condition that effects the structure and function of the body. As now defined, dietary supplements can make a claim for ordinary weight loss rather than as a treatment for obesity. Furthermore, these regulations also permit the use of appetite suppressant as a structure/function claim under DSHEA (Dietary Supplement Health Education Act of 1994). The issuance of these regulations will give SATIETROL greater latitude in the types of claims the product can make as long as such claims are substantiated by the necessary studies.

1(b)(x) Expenditures for Research and Development

The Company's research and development expenditures in the past two fiscal years, exclusive of market research and marketing related expenditures, were as follows: 2002 - $166,000; 2001 - $106,000.

1(b)(xi) Compliance with Environmental Laws

The Company is not aware of any "administrative" or other costs, which it incurs which are directly related to compliance with environmental laws.

1(b)(xii) Employees

At the present time, the Company has fourteen full time employees. Of these, three employees are executive, seven are in sales and marketing, and four are in accounting, operations and administrative. The Company employs a number of consultants who devote limited portions of their time to the Company's business. None of the Company's employees are represented by a union and the Company believes that its employee relations are good.

ITEM 2. DESCRIPTION OF PROPERTY

The Company entered into a new five-year lease in February 1998 for approximately 3,684 square feet at $14.50 per square foot, including utilities, for an annual rent expense of $53,418 for the first three years. In the fourth and fifth years of the lease, the rent increases to $16.50 per square foot, including utilities, for an aggregate annual rental of $60,780. The Company is looking to expand its office facilities and believes that it will be able to obtain larger office space in the vicinity at favorable rental rates.

The Company does not intend to develop its own manufacturing capabilities, since management believes that the availability of manufacturing services from third parties on a contract basis is more than adequate to meet the Company's needs in the foreseeable future.

The Company does not have any real estate investments.

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to, or involved in, any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matters to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2002.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

5(a) Market Information.

Since December 19, 1997, the Company's Common Stock has been quoted on the SmallCap Market of the Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "PHLI". The following sets forth certain information with respect to the high and low bid prices reported by The Nasdaq Stock Market for the Common Stock during the periods shown:

	HIGH	LOW
01/01/01 – 03/31/01	$1.46875	$0.28125
04/01/01 – 06/30/01	$4.94	$0.625
07/01/01 – 09/30/01	$8.38	$3.36
10/01/01 – 12/31/01	$6.02	$2.76
01/01/02 – 03/31/02	$5.00	$2.51
04/01/02 – 06/30/02	$5.15	$3.61
07/01/02 – 09/30/02	$4.78	$0.91
10/01/02 – 12/31/02	$4.10	$0.93
01/01/03 – 02/28/03	$2.90	$1.70

The closing price of the Company's Common Stock on February 28, 2003, as reported by Nasdaq, was $2.11.

5(b) Holders.

As of February 28, 2003, there were approximately 74 holders of record of the Company's Common Stock. The Company believes that there are significantly more beneficial holders of the Company's stock as many beneficial holders have their stock in "street name".

5(c) Dividends.

The Company has never paid or declared dividends upon its Common Stock and does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

5(d) Recent Sales of Unregistered Securities; Use of Proceeds from the Sale of Registered Securities

5(d)(i) Recent Sales of Unregistered Securities.

As of January 1, 2001, the Company granted options to purchase 460,000 shares of its common stock to its President, Robert Portman. These options were granted under the Company's Year 2000 Stock Option Plan. These options have an exercise price of $0.313 per share. One-half of these options become exercisable on January 2, 2002 and the other half become exercisable on January 2, 2003. The options expire on December 31, 2006. During the quarter ended June 30, 2001, Dr. Portman exercised options for 475,000 shares of Common Stock at $0.313 per share. The issuance of these securities was exempt from registration under the Securities Act of 1933, pursuant to Section 4(2), as the grantee is an executive officer of the Company. Subsequent to the grant of the 460,000 options as of January 1, 2001, the Company filed a registration statement on Form S-8 relating to the Year 2000 Stock Option Plan, which would cover the issuance of shares upon exercise of these options.

On June 1, 2001, the Company sold 541,711 shares of the Company's Common Stock for and aggregate $1,500,000 to Glaxo Wellcome International B.V., a Netherlands limited liability company affiliated with Smithkline Beecham, PLC. The issuance of these shares was exempt from registration under the Securities Act of 1933 under Section 4(2). Certificates for the shares bear restrictive legends, the purchaser represented that it was acquiring the shares for investment purposes, and the purchaser was an "accredited investor" as that term is defined in Regulation D. No public solicitation was employed in connection with this transaction.

In April, 2001, the Company issued an aggregate $300,000 in principal amount of its 10% Promissory Notes Due 2002, together with warrants exercisable for 300,000 shares of the Company's Common Stock at $0.875 per share to a total of six accredited investors. The warrants expire three years from issuance. The entire principal of the Notes was repaid in June 2001, and warrants for 150,000 shares were exercised in June 2001 and 50,000 shares were exercised in August 2001. The issuance of these securities was exempt from registration under the Securities Act of 1933 under Section 4(2). Certificates for the securities bear restrictive legends, the purchasers represented that they were acquiring the shares for investment purposes, and the purchasers were "accredited investors" as that term is defined in Regulation D. No public solicitation was employed in connection with this transaction.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements can be identified by introductory words such as "expects", "plans", "intends", "believes", "will", "estimates", "forecasts", "projects" or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Actual outcomes and results may differ materially from what is expressed or implied in our forward-looking statements. Among the factors that affect future results are changes in political and economic conditions; demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

We expressly disclaim any obligation or undertaking to update or revise forward-looking statements made in this Annual Report to reflect changes in management's expectations resulting from future events or changes in the conditions or circumstances upon which such expectations are based.

(a) Introduction

PacificHealth Laboratories, Inc. was incorporated in April 1995 to develop and market dietary and nutritional supplements that improve and promote health and well being and can be offered for sale without prior approval by the FDA in compliance with current regulatory guidelines. Our first product, ENDUROX was introduced in March 1996, and commercial sales began in May 1996. In March 1997, the Company extended the ENDUROX line of products with ENDUROX EXCEL. In March 1999, the Company launched ENDUROX R^4 Performance/Recovery Drink, the latest in our ENDUROX line of products, which demonstrated a number of exercise related benefits in clinical studies, including enhanced performance and extended endurance, decreased post-exercise muscle stress, and reduced free radical build-up. In April 2000, the Company introduced a new product, SATIETROL, that will compete in the approximately $50 billion market for weight loss and weight control products, goods and services. In May of 2001, the Company launched *ACCELERADE*, a new generation of sports drink products to be used during exercise that uses the ENDUROX R^4 patented technology.

(b) **Results of Operations - Years Ended December 31, 2002 and 2001**

The Company generated a net loss of ($2,570,452) or ($0.42) per share for the year ended December 31, 2002 compared to net income of $285,626 or $0.04 per fully diluted share for the year ended December 31, 2001. The net loss for 2002 vs. the net income for the same period in 2001 is due primarily to a $1,297,485 write-off of SATIETROL inventory in 2002 (see below), an increase in advertising expenses in 2002, and the receipt of $1,250,000 in licensing fees in 2001 from GSK.

Revenues for the year ended December 31, 2002 were $5,120,353 compared to $6,145,527 for the same period in 2001. Although total revenues decreased, revenues from our sports performance products were up 40% for the year ended December 31, 2002 versus the same period in 2001. Sales decreased overall in 2002 from 2001 as in 2001 we had $1,250,000 in licensing revenues from a licensing agreement with GSK (see above) and we also had significant SATIETROL revenues in 2001 as we received strong editorial exposure in several national women's magazines. Typically, products in the SATIETROL category do not receive this type of independent exposure. The following table provides additional information concerning our revenues in 2002 and 2001:

	Revenues[1]			
Year Ended	Sports Performance	Weight Loss	Licensing	Total
December 31, 2002	$5,007,513	$ 112,840	$ - 0 -	$5,120,353
December 31, 2001	$3,578,189	$1,317,338	$1,250,000	$6,145,527

[1]Sales revenues reported for the year ended December 31, 2001 are net of credits of $451,137 for SATIETROL returned from our largest customer, GNC, who discontinued selling the product in its corporate stores. There was no legal requirement for the Company to accept these credits and returns but these credits and returns were allowed to enhance ongoing customer relations with our largest customer. Net sales of SATIETROL to GNC in 2001 after these returns were $476,559.

Gross profit for the year ended December 31, 2002 was $1,355,260, which includes a $1,297,485 write off of excess SATIETROL inventory. Before this write off, gross profit was $2,652,745. This compares to gross profit of $3,554,680 for the same period in 2001 that includes $1,250,000 of licensing revenue from our SATIETROL licensing agreement with GSK. Without the licensing revenue, gross profit for the year ended December 31, 2001 was $2,304,680. In the third quarter of 2002, we chose to focus our resources on developing our sports drink business resulting in reduced SATIETROL sales. The decision to write off the SATIETROL inventory was made in accordance with generally accepted accounting principles.

Our gross profit margin on product sales (before the inventory write off) increased to 51.8% for the year ended December 31, 2002 from 47.1% for the year ended December 31, 2001 (excluding the licensing revenue.) The primary reason for the increase in gross margin in 2002 compared to 2001 is the previously mentioned return of products from GNC in 2001. Without these returns, our gross profit margin for the year ended December 31, 2001 would have been 50.6%.

Our selling, general, and administrative expenses increased to $3,725,512 for the year ended December 31, 2002 from $3,065,336 for the year ended December 31, 2001. The primary reasons for the increase was an increase in advertising expenses and marketing personnel.

Research and development expenses increased to $165,514 for the year ended December 31, 2002 from $106,085 for the year ended December 31, 2001. The primary reason for the increase in research and development expenses is due to the clinical work conducted on our SATIETROL technology as discussed in Item 1(c) above. We anticipate research and development expenses will increase as additional clinical trials and studies are conducted on all of our products as we continue to seek out additional patents and claims for our products.

The Company incurred interest expense of $93,477 for the year ended December 31, 2001 primarily as a result of debt issue costs associated with the issuance of the 10% Promissory Notes Due 2002. These costs were expensed as interest expense when full repayment was made in June 2001.

(c) **Liquidity and Capital Resources**

At December 31, 2002, the Company's current assets exceeded its current liabilities by approximately $2.2 million with a ratio of current assets to current liabilities of approximately 6.0 to 1. At December 31, 2002 Cash on hand was $628,436, a decrease of $1,220,411 from December 31, 2001, primarily because of our net loss for 2002 as well as an increase of $142,590 in accounts receivable from December 31, 2001 that was offset by an increase in accounts payable/accrued expenses of $11,122. Inventory levels decreased by $1,096,488 at December 31, 2002 as compared to December 31, 2001, predominantly because of the write off of excess SATIETROL inventory as discussed above.

At our current level of operations, the Company believes it has sufficient working capital to meet its obligations as they become due. However, we intend to raise additional working capital to fund the launch of the *ACCELERADE* ready-to-drink product.

(d) Impact of Inflation

The Company expects to be able to pass inflationary increases for raw materials and other costs on to its customers through price increases, as required, and does not expect inflation to be a significant factor in its business. However, the Company's operating history is very limited, and this expectation is based more on observations of its competitors' historic operations than its own experience.

(e) Seasonality

Sports nutrition products tend to be seasonal, especially in the colder climates. Lower sales are typically realized during the first and fourth quarters and higher sales are typically realized during the second and third fiscal quarters. We also plan our advertising and promotional campaigns for the ENDUROX R^4 and *ACCELERADE* products around these seasonal demands. Weight loss products also have seasonality with greater sales seen in the first and second quarters following New Year's resolutions and people getting in shape for the summer. Similarly, advertising and promotional expenditures for SATIETROL are designed to take advantage of this seasonality. The Company believes that the impact of new product introductions and marketing expenses associated with the introduction of new products will have a far greater impact on its operations than industry and product seasonality.

(f) Impact of Recently Issued Financial Accounting Standards

In June 2001, the Financial Accounting Standards Board issued No. 141, Accounting for Business Combinations and SFAS No. 142, Accounting for Goodwill and other Intangible Assets effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, a company must use the purchase method of accounting for all business acquisitions. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. The adoption of these standards is expected to have no effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and addresses financial accounting and reporting for impairment of long-lived assets to be held and used, and long-lived assets and components of an entity to be disposed of. We adopted this statement on January 1, 2002.

In November 2002, the FASB issued Interpretation No. 45 (the "FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for

Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003 are not subject to liability recognition, but are subject to expended disclosure requirements. We do not believe that the adoption of this Interpretation will have a material impact on our financial position or statement of operations.

In January 2003, FASB issued FIN 46, an interpretation of Accounting Research Bulletin No. 51. FIN 46, requires us to consolidate variable interest entities for which we are deemed to be the primary beneficiary and disclose information about variable interest entities in which we have a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will become effective in the third quarter of 2003 for any variable interest entities formed prior to February 1, 2003. The adoption of this standard is expected to have no material effect on the Company's financial statements.

(g) Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between the Company and any other entity that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

(h) Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain accounting policies have a significant impact on amounts reported in financial statements. A summary of those significant accounting policies can be found in Note B to the Company's financial statements. The Company has not adopted any significant new accounting policies during the period ended December 31, 2002.

Among the significant judgments made by management in the preparation of the Company's financial statements are the determinations of the allowance for doubtful accounts and inventory evaluation. These adjustments are made each period in the ordinary course of accounting.

ITEM 7. FINANCIAL STATEMENTS

Financial information required in response to this Item of Form 10-KSB is set forth at pages F-1 through F-17 of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On April 8, 2002, the Company filed a Current Report on Form 8-K dated April 1, 2002, reporting, under Item 4, a change in our independent auditors from Larson, Allen, Weishair & Co., LLP to Eisner, LLP to serve as the independent public accountants to audit the financial statements for the fiscal year ended December 31, 2002.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

9(a) Directors and Executive Officers

The directors and executive officers of the Company as of the date of this Report are as follows:

Name	Position with the Company
Robert Portman, Ph.D.	President and Chief Executive Officer, and Chairman of the Board of Directors
Stephen P. Kuchen	Vice President - Finance, Chief Financial Officer, Treasurer, Assistant Secretary, and Director
Bruce Bollinger	Executive Vice-President of Marketing
David I. Portman	Secretary and Director
T. Colin Campbell, Ph.D.	Director*
Michael Cahr	Director*,#
Joseph Harris	Director*,#

*Member of Audit Committee
#Member of Compensation Committee

DR. ROBERT PORTMAN, age 58, has served as President and Chairman of the Board of Directors of the Company since its inception. Dr. Portman has a Ph.D. in Biochemistry and worked as a senior scientist at Schering Laboratories before co-founding M.E.D. Communications in 1974 with his brother, David Portman. In 1987, Dr. Portman started a consumer agency and, in 1993, he merged both agencies to form C&M Advertising. C&M Advertising, with billings in excess of $100 million, handled national advertising for such diverse accounts as Berlex Laboratories, Ortho-McNeil Laboratories, Tetley Tea, Radisson Hotels and HIP of New Jersey. Effective June 1, 1995, Dr. Portman relinquished his responsibilities as Chairman of C&M Advertising (which since has been renamed "The Sawtooth Group") to assume his present positions with the Company on a full time basis, and, in September 1996, Dr. Portman sold his interest in that company.

STEPHEN P. KUCHEN, age 42, is the Vice President - Finance, Chief Financial Officer, Treasurer, Assistant Secretary as well as a Director, of the Company. Mr. Kuchen joined the Company in February of 2000 as Controller, and was appointed to his current positions in June 2000 to fill a vacancy. Prior to joining the Company, Mr. Kuchen was employed from 1996 to 1999 as the Controller of Able Laboratories, a South Plainfield, New Jersey public company that manufactures and sells generic pharmaceuticals. Prior to his employment by Able Laboratories, Mr. Kuchen was the Controller of Jerhel Plastics, a privately owned manufacturer of women's compact cases from 1993 to 1996. Mr. Kuchen is a graduate of Seton Hall University in South Orange, NJ, and is a Certified Management Accountant.

BRUCE BOLLINGER, age 43, has served as Executive Vice-President of Marketing since November 2002. Mr. Bollinger most recently served as Vice President of Marketing for Snapple Beverage Group, a division of Cadbury Schweppes PLC, since November of 1999. At Snapple, he was instrumental in greatly increasing the market share, revenues, and brand awareness for such well-known brands as Orangina™, Yoo-hoo™, Mistic™ juices, and Stewart's™ sodas. He brings to the Company more than 18 years of advertising, brand management, marketing, and promotion experience from other consumer products companies including Campbell Soup, Arm & Hammer – a division of Church & Dwight, and Nabisco – a division of R.J. Reynolds Tobacco.

DAVID I. PORTMAN, age 62, has served as Secretary and a Director of the Company from its inception. Mr. Portman has a BS in Pharmacy and an MBA. He worked as a sales representative and marketing manager for Eli Lilly, Beecham-Massengill, Winthrop Laboratories and Sandoz Pharmaceuticals before co-founding M.E.D. Communications in 1974. In 1988, Mr. Portman sold his interest in M.E.D. Communications to Robert Portman, and became President of TRIAD Development, a real estate company that has numerous commercial and rental properties in New Jersey, a position that he still holds. Mr. Portman served as a director of First Montauk Securities Corp. from 1993 through December 31, 2002.

DR. T. COLIN CAMPBELL, age 69, has served as a Director of the Company since its inception. Dr. Campbell also serves as Chairman of the Company's U.S. Scientific Advisory Board. Dr. Campbell has been Jacob Gould Schurman Professor of Nutritional Biochemistry of Cornell University since 1985. Over the past three decades, Dr. Campbell has been directing research correlating diet, lifestyle and disease. In 1979, Dr. Campbell, with the encouragement of the Chinese government, initiated the largest epidemiological study ever undertaken focusing on the relationship between nutrition and disease. The China-Cornell Research Project is expected to continue well into the 21st Century. Dr. Campbell is an honorary professor at the Chinese Academy of Preventive Medicine.

MICHAEL CAHR, age 63, was appointed to the Board of Directors in April 2002. Since April 1999, Mr. Cahr has served as President of Saxony Consultants, a company that provides financial and marketing expertise to organizations in the United States and abroad. Mr. Cahr was Chairman of Allscripts, Inc., the leading developer of hand-held devices that provide physicians with real-time access to health, drug and other critical information from September 1997 through March 1999 and President, CEO and Chairman from June 1994 to September 1997. Prior to Allscripts, Mr. Cahr was Venture Group Manager for Allstate Venture Capital where he oversaw investments in technology, healthcare services, biotech and medical services from October, 1987 to June 1994. Mr. Cahr serves as a director of Lifecell Corporation, a Branchburg, New Jersey-based, publicly traded tissue engineering company where he has been a board member since 1991. He is also a director of Truswal Systems, an Arlington, Texas-based software engineering firm.

JOSEPH HARRIS, age 56, was appointed to the Board of Directors in April 2002. Mr. Harris currently serves as Managing Partner of Conestoga Capital Partners, LLC, a venture capital company primarily making investments in early stage technology companies. From 2000 until 2002, Mr. Harris was Senior Vice-President – Corporate Development of Cantel Medical Corporation, a Nasdaq-listed medical device company. He was a Senior Vice-President and Director – Corporate Strategy and Development for SmithKline Beecham plc, a major pharmaceutical and healthcare company listed on both the New York Stock Exchange and London Stock Exchange, from 1996 to 2000. From 1986 to 1996, Mr. Harris served as Managing Director – Business Development and Director-Licensing and Technology Development for Eastman Kodak Company. He served as General Counsel, Secretary and Treasurer for Acme Electric Corporation, a New York Stock Exchange company that manufactures electrical and electronic equipment. Mr. Harris is licensed to practice law and is a certified public accountant in New York. In these capacities, he has worked as an attorney for Mackenzie Lewis Michelle & Hughes, a Syracuse, New York law firm and as an accountant on the tax and audit staff for Coopers & Lybrand, an International Public Accounting Firm based in Syracuse, New York.

Under the Company's Stock Purchase Agreement with Glaxo Wellcome International, BV (an affiliate of GSK), Glaxo Wellcome has a right to designate a nominee to the Company's board of directors, and, thereafter, so long as Glaxo Wellcome and its affiliates own 10% or more of the Company's outstanding common stock, it has the right to require the Company to include its designee as a nominee in all elections of directors. The shares purchased under the Stock Purchase Agreement constitute less than 10% of the outstanding shares of the Company's common stock

9(b) Scientific Advisory Boards

The Company has established a Scientific Advisory Board to provide it with on-going advice and counsel regarding research direction, product development, analysis of data, and general counseling. As a need arises, the Company consults with individual members of this Board on a non-scheduled basis. A brief description of the backgrounds of the Advisory Boards' members are set forth below:

T. Colin Campbell, a Director of the Company, is Chairman of the Company's U.S. Advisory Board. Its other members are:

David Kritchevsky, Ph.D., Institute Professor, Wistar Institute, Professor of Biochemistry in Surgery. Dr. Kritchevsky is an expert in lipid biochemistry, atherosclerosis, and the relationship between nutrition and aging and nutrition and cancer. He has published on the effects of dietary fiber on colon cancer, circulating cholesterol and the effects of dietary fat and energy on experimental carcinogenesis. He was a member of the 1982 National Academy of Sciences Committee on Diet, Nutrition and Cancer, is a member of numerous professional societies, serves as editor of several professional annuals and was Western Hemisphere Editor of the journal, Atherosclerosis.

William Pryor, Ph.D., Thomas and David Boyd Professor, Departments of Chemistry and Biochemistry; Director, Biodynamics Institute, Louisiana State University. Dr. Pryor is an authority in free radical chemistry and biology. He has published on the role that various reactive oxygen species play in the production of degenerative tissue damage, such as cancer and atherosclerotic diseases. His publications number over 500. Dr. Pryor wrote the first textbook on free radicals (McGraw-Hill 1966) and was the founder and first editor of the journal, Free Radical Biology & Medicine.

David J. Jenkins, Ph.D., Dsc, Professor of Medicine & Nutritional Sciences, University of Toronto; Director, Clinical Nutrition & Risk Factor Modification Center, St. Michael's Hospital. Dr. Jenkins has extensively researched the effects of soluble and insoluble dietary fiber upon various biochemical factors associated with, or predictive of, cardiovascular disease, diabetes and colorectal and prostate cancers. Dr. Jenkins is a member of several professional nutrition societies, in Canada, Great Britain and the United States. He has served on a number of international committees involved in the treatment and prevention of diabetes.

Steven R. Peikin, MD, Professor of Medicine, Head, Division of Gastroenterology and Liver Diseases at Robert Wood Johnson Medical School at Camden Cooper Hospital/University Medical Center. Dr. Peikin has published extensively on the impact of cholecystokinin (CCK) on appetite. He is also a recognized authority on the use of weight loss products. He is the author of two books.

John L. Ivy, Ph.D., Professor and Head of the Department of Kinesiology and Health Education at the University of Texas at Austin. He is also Adjunct, Professor, Cardiovascular Research Institute, University of North Texas Health Science Center, Ft. Worth, Texas. Dr. Ivy is one of the world's foremost exercise physiologists. He has published over 300 papers and chapters on the topic. He is a member of The American College of Sports Medicine. Dr. Ivy has performed much of the fundamental research that has furthered our understanding of the role of nutrition in improving muscle performance during and after exercise.

Don Kirkendall, Ph.D., Assistant Professor in the Department of Orthopaedics at the University of North Carolina. Dr. Kirkendall also holds secondary appointments in the Department of Exercise and Sports Sciences and the Division of Physical Therapy. Prior to this,

Dr. Kirkendall served on the faculty of Illinois State University and the University of Wisconsin-Lacrosse and a staff appointment at the Cleveland Clinic Foundation. Dr. Kirkendall earned his BS Ed from Ohio University, MA at Ball State University and PhD at Ohio State University.

John Seifert, Ph.D., Associate Professor of Exercise Science at St. Cloud State University. Dr. Seifert is a leading exercise physiologist. He is a member of the American College of Sports Medicine. His research has focused on physiological responses to environmental stress, the role of ergogenic aids in sport performance, and winter sports performance. Dr. Seifert received his Ph.D. from the University of Utah.

9(d) Family Relationships

Robert Portman and David Portman are brothers. There are no other family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers.

9(e) Involvement in Certain Legal Proceedings

No events have occurred during the past five years that are required to be disclosed pursuant to Item 401(d) of Regulation S-B.

9(f) Audit Committee Financial Expert

Joseph Harris, a current director and member of the Company's Audit Committee of the Board of Directors, is the "Audit Committee Financial Expert" as that term is defined in Item 401 of Regulation S-B. In addition, Mr. Harris is "independent" as that term is defined in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

ITEM 10. EXECUTIVE COMPENSATION

Robert Portman is the only executive officer of the Company with a fixed-term employment agreement. Under his 2001 Employment Agreement, Dr. Portman was employed for a two-year term commencing January 1, 2001, at an annual salary of $200,000. Consistent with the terms of the 2001 Employment Agreement, upon Dr. Portman's request and in light of the improved financial condition of the Company, the Board of Directors subsequently voted to increase Dr. Portman's 2001 salary to $275,000 and to issue a bonus in the amount of $111,120.

Dr. Portman's 2001 Employment Agreement provided for a re-pricing of the grant of options issued under a previous employment agreement to purchase up to 475,000 shares of Common Stock, from $6.00 to $0.313 per share (the market price of the Company's common stock at December 31, 2000). These options are fully vested, were exercised in full during the second quarter of 2001 and were determined to have a value of $217,075. Dr. Portman's 2001 Employment Agreement also provided for a grant of options under the Company's 2000 Incentive Stock Option Plan to purchase up to an additional 460,000 shares of Common Stock priced at $0.313 per share (the market price of the Company's common stock at December 31, 2000). These options vest as to one-half of the shares as of the first and second anniversaries of the effective date of the 2001 Employment Agreement, provided that Dr. Portman is employed by the Company at such dates. To the extent not previously vested, the options also will vest if Dr. Portman's employment is terminated by the Company without cause or by Dr. Portman with cause.

Currently, Dr. Portman is employed by the Company under a 2003 Employment Agreement that was effective as of January 1, 2003. Under the 2003 Employment Agreement, Dr. Portman will receive a salary of $275,000 per year. The 2003 Employment Agreement also provides that Dr. Portman may request the Compensation Committee of the Board of Directors to renegotiate his salary if the Company's financial situation improves. In addition, Dr. Portman is entitled to a discretionary bonus upon the recommendation of the Compensation Committee. Also pursuant to the 2003 Employment Agreement, Dr. Portman received options to purchase up to 300,000 shares of Common Stock under the Company's 2000 Stock Option Plan priced at $2.79 per share (the market price of the Company's common stock at December 24, 2002). One-third of the options vested on January 1, 2003, one-third vest on January 1, 2004 and one-third vest on January 1, 2005, provided that Dr. Portman is employed by the Company at such dates. To the extent not previously vested, the options also will vest if Dr. Portman's employment is terminated by the Company without cause or by Dr. Portman with cause.

The 2003 Employment Agreement has a term of two years, and will terminate on December 31, 2004 unless terminated earlier by either Dr. Portman or the Company. Dr. Portman has the right to terminate the 2003 Employment Agreement without cause on thirty days prior written notice, or with cause (as defined in the 2003 Employment Agreement). The Company has the right to terminate the 2003 Employment Agreement for cause (as defined in the 2003 Employment Agreement). In addition, if Dr. Portman's employment is terminated for any reason whatsoever (except by the Company with cause), Dr. Portman will be entitled to receive a lump sum payment of an amount equal to the base salary which would have been paid during the period beginning on the date of termination of employment and ending on the earlier of (1) the scheduled termination date or (2) the first anniversary date of the termination date.

The table below sets forth information concerning compensation paid to Dr. Portman and Stephen Kuchen, Vice President in 2002, 2001, and 2000. No executive officers of the Company other than Dr. Portman and Mr. Kuchen received compensation of $100,000 or more in fiscal 2002, 2001, and 2000. Mr. Bollinger currently receives compensation of $150,000 annually. He is not included in the table as he received only $25,250 of compensation in 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Robert Portman, President	2002	275,000	-0-	(1)	-0-	300,000	-0-	-0-
	2001	275,000	111,120	217,075 (2)	-0-	1,160,000 (3)	-0-	-0-
	2000	200,000	-0-	(1)	-0-	275,000	-0-	-0-
Stephen Kuchen, Vice President	2002	100,000	500	(1)	-0-	-0-	-0-	-0-
	2001	92,500	3,000	(1)	-0-	25,000	-0-	-0-
	2000	72,452 (4)	-0-	(1)	-0-	35,000	-0-	-0-

(1) Less than 10% of annual salary and bonus.
(2) Value of re-priced options on date of exercise by Dr. Portman.
(3) 475,000 of these options were re-priced options issued to Dr. Portman prior to 1999, as discussed above and 225,000 of these options were replacements for options that expired in 2001.
(4) Mr. Kuchen joined the Company in February 2000.

The following table sets forth certain information regarding options granted in fiscal 2002:

Option/SAR Grants in Fiscal Year 2002 (Individual Grants)

Name (a)	Number of Securities Underlying Options/SARs Granted (#) (b)	Percent Of Total Options/SARs Granted to Employees In Fiscal Year (c)	Exercise Or Base Price ($/Share) (d)	Expiration Date (e)
Robert Portman	300,000	66.8%	$2.79	12/31/07
Stephen Kuchen	- 0 -	- 0 -	- - -	- - -
Bruce Bollinger	105,000	23.4%	$1.02	10/16/07

Dr. Portman's options vest as to 100,000 shares at 12/31/02, 100,000 shares at 12/31/03, and 100,000 shares at 12/31/04. Mr. Bollinger's options vest as to 35,000 shares at 10/16/03, and 2,917 shares per month each month after 10/16/03.

The following table sets forth information with respect to the number of unexercised options and the value of unexercised "in-the-money" options held by Robert Portman and Stephen Kuchen at December 31, 2002.

Aggregated Option/SAR Exercises in Fiscal Year 2002 and Option/SAR Values at 12/31/02

Name (a)	Shares Acquired On Exercise (#) (b)	Value Realized ($) (c)	Number of Securities Underlying Unexercised Options/SARs At 12/31/02 Exercisable/ Unexercisable (#) (d)		$ Value of Unexercised In-the-Money Options/SARs At 12/31/02 Exercisable/ Unexercisable ($) (e)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Portman	-0-	-0-	1,130,000	430,000	1,671,010	724,510
Stephen Kuchen	-0-	-0-	60,000	-0-	79,995	-0-
Bruce Bollinger	-0-	-0-	-0-	105,000	-0-	223,650

For the purpose of computing the value of "in-the-money" options at December 31, 2002, in the above table, the fair market value of the Common Stock at such date is deemed to be $3.15 per share, the closing sale price of the Common Stock on such date as reported by Nasdaq.

Directors' Compensation in Fiscal Year 2002

For the year ended December 31, 2002, the Company compensated its four independent Directors $3,500 each and will pay each independent Director $500 per month in 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers, and any persons who own more than ten percent of the Company's Common Stock, file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Such persons are required by SEC regulations to furnish the Company with copies of all such reports that they file.

In the fiscal year ended December 31, 2002, two directors of the Company (Michael Cahr and Joseph Harris) did not timely report on Form 3 Initial Statement of Beneficial Ownership of Securities their initial holdings of the Company's Common Stock. At the time the two Forms were filed, Mr. Cahr did not own any Common Stock of the Company and Mr. Harris owned 1,000 shares of Common Stock of the Company. To the knowledge of the Company, based on a review of the Section 16 reports, no other person has failed to comply with the Section 16 reporting requirements of the Exchange Act during the fiscal year ended December 31, 2002.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of February 28, 2003, the Company had 6,115,703 shares of Common Stock outstanding. The following table sets forth information concerning the present ownership of the Company's Common Stock by the Company's directors, executive officers and each person known to the Company to be the beneficial owner of more than five percent of either of such classes of the capital stock, the beneficial ownership of these securities by such persons following the offering, and the total voting power represented by the securities owned by such persons.

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
Robert Portman (3) President, Chief Executive Officer and a Director	2,579,767	34.5%
Stephen P. Kuchen (4) Vice President, Chief Financial Officer and a Director	60,000	1.0%
Bruce Bollinger (5) Executive Vice President-Marketing	- 0 -	*
David I. Portman (6) Secretary and a Director	303,500	4.9%
T. Colin Campbell (7) Director	180,954	2.9%
Michael Cahr (8) Director	10,000	*
Joseph Harris (9) Director	11,000	*
Executive Officers and Directors as a group (7 persons)	3,145,221	40.9%

Name and Address (1)	Common Stock (2) Amount Beneficially Owned	Common Stock (2) Percentage of Class
GlaxoSmithKline PLC Glaxo Wellcome House Berkeley Avenue Greenford, Middlesex England UB6 0NN	541,711	8.9%

---

* Less than one percent

(1) Except as otherwise indicated, the address of each person named in the above table is c/o PacificHealth Laboratories, Inc., 1480 Route 9 North, Suite 204, Woodbridge, NJ 07095.

(2) Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors.

(3) Includes (a) an option issued pursuant to the Company's 1995 Incentive Stock Option Plan (a "1995 Plan Option") to acquire 200,000 shares at a price of $2.25 per share, (b) a 1995 Plan Option to acquire 100,000 shares at a price of $1.75 per share, (c) a 1995 Plan Option to acquire 275,000 shares at a price of $2.50 per share, (d) a 1995 Plan Option to acquire 225,000 shares at a price of $1.00 per share, (e) a 2001 Employment Contract Option issued pursuant to the Company's 2000 Incentive Stock Option Plan (a "2000 Plan Option") to acquire 460,000 shares at a price of $0.313 per share, and (f) a 2003 Employment Contract Option issued pursuant to the Company's 2000 Incentive Stock Option Plan (a "2000 Plan Option") to acquire 100,000 shares at a price of $2.79 per share. Does not include 200,000 shares of Common Stock owned by Jennifer Portman, Dr. Portman's wife, individually and as Trustee for his and her minor children, as to which Dr. Portman disclaims beneficial ownership.

(4) Includes (a) a 1995 Plan Option to acquire 10,000 shares at a price of $3.25 per share, (b) a 1995 Plan Option to acquire 25,000 shares at a price of $2.375 per share, (c) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share and, (d) a 2000 Plan Option to acquire 15,000 shares at a price of $1.00 per share.

(5) Does not include a 2000 Plan Option to acquire 105,000 shares at a price of $1.02 per share, which does not vest within 60 days of the filing of this report.

(6) Includes (a) a 1995 Plan Option to acquire 5,000 shares at a price of $2.25 per share, (b) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share and (c) 100,000

warrants exercisable at $0.875 per share issued pursuant to a second quarter 2001 debt financing.

(7) Includes (a) a 1995 Plan Option to acquire 5,000 shares at a price of $2.25 per share, (b) a 1995 Plan Option to acquire 10,000 shares at a price of $0.313 per share and (c) a 1995 Plan Option to acquire 5,000 shares at a price of $2.00 per share. Does not include 38,900 shares of Common Stock owned by Dr. Campbell's wife or 147,000 shares of Common Stock owned by Dr. Campbell's adult children, as to which he disclaims beneficial ownership.

(8) Includes (a) a 1995 Plan Option to acquire 10,000 shares at a price of $4.50 per share.

(9) Includes (a) a 1995 Plan Option to acquire 10,000 shares at a price of $4.88 per share.

Existing Stock Compensation Plans

The following table sets forth information regarding our existing compensation plans and individual compensation arrangements pursuant to which our equity securities are authorized for issuance to employees or non-employees (such as directors, consultants and advisors) in exchange for consideration in the form of services:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,238,575	$1.71	761,425
Equity compensation plans not approved by security holders	- 0 -	N/A	N/A
Total	2,238,575	$1.71	761,425

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two fiscal years, the Company has not entered into any material transactions or series of transactions which, in the aggregate, would be considered material in which any officer, director or beneficial owner of 5% or more of any class of capital stock of the Company had a direct or indirect material interest, nor are any such transactions presently proposed, except as follows:

(a) In April 2001, the Company issued an aggregate of $100,000 in principal amount of its 10% Promissory Notes due 2002, together with warrants exercisable for 100,000 shares of the Company's common stock at $0.875 per share, to David Portman. The warrants expire three years from issuance. This issuance was part of a private placement of an aggregate of $300,000 in principal amount of such notes and warrants for 300,000 shares of the Company's common stock. The principal of this Note was repaid in June 2001 with the proceeds from the Company's transaction with GSK.

(b) The Company's license agreement with GSK is described above in Part I, Item 1(c). At the time the Company entered into the license agreement, GSK was not the beneficial owner of 5% or more of any class of the Company's capital stock, but became the holder of approximately 9% at the time the license agreement was executed.

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) A list of the financial statements and financial statement schedule filed as a part of this report is set forth on page F-1 hereof. A list of the exhibits filed as a part of this report is set forth in the Exhibit Index starting after page F-17 hereof.

(b) Reports on Form 8-K

During the last quarter of the period covered by this report, the Company did not file any Current Reports on Form 8-K.

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days of the filing date of this Annual Report on Form 10-KB, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

(b) Changes in Internal Controls.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

SUPPLEMENTAL INFORMATION

The Issuer has not sent an annual report or proxy statement to security holders in respect of the fiscal year ending December 31, 2002. Such report and proxy statement will be furnished to security holders in connection with the Company's Annual Meeting, scheduled to be held in the second quarter of 2003. Copies of such material will be furnished to the Commission when it is sent to security holders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PacificHealth Laboratories, Inc.

By: s/Robert Portman
Robert Portman, President, Chief Executive Officer
Date: March 28, 2003

In accordance with the Securities Exchange Act of 1934 and the requirements of Form 10-KSB, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

Signature	Title	Date
s/Robert Portman Robert Portman	Director and Chief Executive Officer	March 28, 2003
s/Stephen P. Kuchen Stephen P. Kuchen	Director and Principal Financial and Accounting Officer	March 28, 2003
s/David I. Portman David I. Portman	Director and Secretary	March 28, 2003
s/T. Colin Campbell T. Colin Campbell	Director	March 28, 2003
s/Michael Cahr Michael Cahr	Director	March 28, 2003
s/Joseph Harris Joseph Harris	Director	March 28, 2003

PACIFICHEALTH LABORATORIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

Contents

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
PacificHealth Laboratories, Inc.
Woodbridge, New Jersey

We have audited the accompanying balance sheet of PacificHealth Laboratories, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP
Eisner LLP

Florham Park, New Jersey
February 12, 2003

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of PacificHealth Laboratories, Inc.

We have audited the accompanying balance sheet of PacificHealth Laboratories, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificHealth Laboratories, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Larson, Allen, Weishair & Co., LLP

LARSON, ALLEN, WEISHAIR & CO., LLP

Blue Bell, Pennsylvania
January 29, 2002

PACIFICHEALTH LABORATORIES, INC.

Balance Sheets

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 628,436	$ 1,848,847
Accounts receivable, net	335,219	192,628
Inventories	1,537,784	2,634,272
Prepaid expenses	142,865	165,079
Total current assets	2,644,304	4,840,826
Property and equipment, net	66,835	62,709
Deposits	3,991	108,322
	$ 2,715,130	$ 5,011,857
LIABILITIES		
Current liabilities:		
Note payable	$ 64,212	$ 45,048
Accounts payable and accrued expenses	280,384	291,506
Other liabilities	100,000	
Total current liabilities	444,596	336,554
Commitments (Note G)		
STOCKHOLDERS' EQUITY		
Common stock, $.0025 per value, authorized 50,000,000 shares; issued and outstanding 6,114,703 shares at December 31, 2002 and 6,039,203 shares at December 31, 2001	15,287	15,098
Additional paid-in capital	13,839,973	13,674,479
Accumulated deficit	(11,584,726)	(9,014,274)
Total stockholders' equity	2,270,534	4,675,303
	$ 2,715,130	$ 5,011,857

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Operations

	Year Ended December 31,	
	2002	2001
Revenues:		
Products	$ 5,120,353	$ 4,895,527
Licensing revenues		1,250,000
	5,120,353	6,145,527
Cost of goods sold:		
Product sales	2,467,608	2,590,847
Write-off of inventory	1,297,485	
	3,765,093	2,590,847
Gross profit	1,355,260	3,554,680
Operating expenses:		
Selling, general and administrative	3,725,512	3,065,336
Research and development	165,514	106,085
Depreciation	47,045	43,578
	3,938,071	3,214,999
Net operating (loss) income	(2,582,811)	339,681
Other income (expense):		
Interest income	15,378	39,422
Interest expense	(3,019)	(93,477)
	12,359	(54,055)
Net (loss) income	$ (2,570,452)	$ 285,626
Net (loss) income per share - basic	$(0.42)	$0.05
Net (loss) income per share - diluted	$(0.42)	$0.04
Weighted average shares outstanding:		
Basic	6,081,753	5,467,742
Diluted	6,081,753	6,477,640

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2001	4,646,367	$11,616	$ 11,060,246	$ (9,299,900)	$1,771,962
Common stock issued	1,392,836	3,482	2,191,591		2,195,073
Re-pricing of employee stock options			217,075		217,075
Non-employee stock options			105,525		105,525
Issuance of stock warrants			100,042		100,042
Net income				285,626	285,626
Balance, December 31, 2001	6,039,203	15,098	13,674,479	(9,014,274)	4,675,303
Stock options exercised	75,500	189	136,562		136,751
Fair value of stock options issued to non-employee			28,932		28,932
Net loss				(2,570,452)	(2,570,452)
Balance, December 31, 2002	6,114,703	$15,287	$ 13,839,973	$ (11,584,726)	$2,270,534

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Statements of Cash Flows

	Year Ended December 31,	
	2002	2001
Cash flows from operating activities:		
Net (loss) income	$ (2,570,452)	$ 285,626
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	47,045	43,578
Fair value of non-employee stock options and warrants	28,932	422,642
Write-off of inventory	1,297,485	
Changes in:		
Accounts receivable	(142,591)	248,769
Prepaid expenses	22,214	(2,612)
Inventory	(200,997)	(981,579)
Deposits	104,331	(54,331)
Accounts payable and accrued expenses	(11,122)	(443,871)
Other liabilities	100,000	
Net cash used in operating activities	(1,325,155)	(481,778)
Cash flows from investing activity:		
Purchase of property and equipment	(51,171)	(32,246)
Cash flows from financing activities:		
Issuance of common stock		1,500,000
Common stock options exercised	136,751	695,073
Proceeds of note payable	118,776	70,577
Repayment of note payable	(99,612)	(73,270)
Net cash provided by financing activities	155,915	2,192,380
Net (decrease) increase in cash and cash equivalents	(1,220,411)	1,678,356
Cash and cash equivalents at beginning of year	1,848,847	170,491
Cash and cash equivalents at end of year	$ 628,436	$ 1,848,847
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ 3,019	$ 7,377

See notes to financial statements

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

[1] The Company:

PacificHealth Laboratories, Inc. (the "Company" or the "PHLI") was incorporated in April 1995 to develop and market dietary supplements that improve and promote health and well being and can be offered for sale without prior approval by The Food and Drug Administration under current regulatory guidelines. The Company's first product, ENDUROX (R) was introduced in March 1996, and commercial sales began in May 1996. In March 1997, the Company extended the ENDUROX line of products with ENDUROX EXCEL (R). In February 1999, the Company introduced ENDUROX (R) R4 (TM) Performance/Recovery Drink, which demonstrated a number of exercise related benefits in clinical studies, including enhanced performance and extended endurance, decreased post-exercise muscle stress, and reduced free radical build-up. During 2000, the company introduced a new product, SATIETROL (R), an appetite control product which is based on the use of nutritional ingredients to stimulate cholecystokinin (CKK), a protein released after eating which has shown to be an important satiety signal in humans. This product competes in the market for weight loss and weight control products. In June 2001, the Company introduced ACCELERADE (R) Sports Drink which uses the same patented technology as ENDUROX R4 to improve endurance during exercise. The Company utilizes third party contractors to manufacture all products.

[2] Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

[3] Allowance for doubtful accounts:

The Company provides an allowance for uncollectible accounts receivable based on management's evaluation of collectibility of outstanding accounts receivable.

[4] Inventories:

Inventories are recorded at the lower of cost or market using the first-in, first-out (FIFO) method.

[5] Property and equipment:

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives ranging from 2 to 5 years.

[6] Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding stock warrants and options was computed using the treasury stock method. For the years ended December 31, 2002 and 2001, diluted earnings per share did not include the effect of 2,248,575, 122,000 and 870,677, and 120,000 of options and warrants outstanding, respectively, at such dates as this effect would be anti-dilutive.

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Revenue recognition:

Revenue from product sales is recognized upon shipment to customers, title passing and all obligations of the Company have been satisfied. Standard sales contracts do not provide for product returns, rebates, discounts or other adjustments. Occasional customer contacts, while unusual, provide for contractual discounts, rebates, return allowances and other adjustments. A provision for these adjustments is made in the same period the related sales are recorded. These provisions have historically been insignificant. Except for the occasional contractual adjustments and product recalls, the Company generally does not accept product returns or make other adjustments. When the Company recalls or discontinues a product, subsequent to the initial sale, an allowance is provided when the recall or discontinuance becomes known.

Consigned sales are not recorded until the product is re-sold and payment received. There were no outstanding consigned sales at December 31, 2002 or 2001.

Revenue from the licensing agreement is recognized upon delivery of products or the completion of certain milestone events which reflect the culmination of the earning process.

[8] Research and development:

Costs of research and development activities are expensed as incurred.

[9] Advertising costs:

Advertising costs are expressed as incurred. During 2002 and 2001, the Company recorded advertising expense of $900,396 and $557,189, respectively.

[10] Stock-based compensation:

The Company accounts for stock-based employee compensation under Accounting Principles Board ("APB" Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which was released in December 2002 as an amendment of SFAS No. 123. The Company's stock option plans are described in Note H. The following table illustrates the effect on net (loss) income and earnings per share if the fair value based method had been applied to all awards.

	Year Ended December 31,	
	2002	2001
Reported net (loss) income	$ (2,570,452)	$ 285,626
Stock-based employee compensation expense included in reported net loss, net of related tax effects	0	217,075
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(267,377)	(166,418)
Pro forma net (loss) income	$ (2,837,829)	$ 119,208
Basic (loss) per share:		
As reported	$(.42)	$.05
Pro forma	$(.47)	$.02
Diluted (loss) income per share:		
As reported	$(.42)	$.04
Pro forma	$(.47)	$.02

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Stock-based compensation: (continued)

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model with a volatility of 132% for 2002 and 40% for 2001, expected life of options of 5 years, risk free interest rate of approximately 3% in 2002 and 5% in 2001 and a dividend yield of 0%. The weighted average fair value of options granted during the years ended December 31, 2002 and 2001 were $2.17 and $.18, respectively.

[11] Segment information:

SFAS No. 131, Segment Information, requires pubic enterprises to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in addressing performance. The financial information is required to be reported on the basis that is used internally for evaluating this segment performance. The Company operates in one business segment: the design, development and marketing of dietary and nutritional supplements that enhance health and well being.

[12] Income taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

[13] Comprehensive income:

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company does not have any comprehensive income items at December 31, 2002 and 2001.

[14] Recent accounting pronouncements:

In June 2001, the Financial Accounting Standards Board issued No. 141, Accounting for Business Combinations and SFAS No. 142, Accounting for Goodwill and other Intangible Assets effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, a company must use the purchase method of accounting for all business acquisitions. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. The adoption of these standards is expected to have no effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and addresses financial accounting and reporting for impairment of long-lived assets to be held and used, and long-lived assets and components of an entity to be disposed of. We adopted this statement on January 1, 2002.

NOTE A - THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[14] **Recent accounting pronouncements: (continued)**

In November 2002, the FASB issued Interpretation No. 45 (the "FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expended disclosure requirements. We do not believe that the adoption of this Interpretation will have a material impact on our financial position or statement of operations.

In January 2003, FASB issued FIN 46, an interpretation of Accounting Research Bulletin No. 51. FIN 46, requires us to consolidate variable interest entities for which we are deemed to be the primary beneficiary and disclose information about variable interest entities in which we have a significant variable interest. FIN 46 became effective immediately for variable interest entities formed after January 31, 2003 and will become effective in the third quarter of 2003 for any variable interest entities formed prior to February 1, 2003. The adoption of this standard is expected to have no material effect on the Company's financial statements.

[15] **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results may differ from these estimates.

NOTE B - ACCOUNTS RECEIVABLE

	2002	2001
Accounts receivable	$335,219	$ 252,253
Less allowance for doubtful accounts		59,625
	$ 335,219	$ 192,628

NOTE C - INVENTORIES

Inventories at consist of the following:

	2002	2001
Raw materials	$ 3,228	$ 318,892
Packaging supplies	39,341	45,849
Finished goods	1,495,215	2,272,836
Reserve for obsolescence		(3,305)
	$ 1,537,784	$ 2,634,272

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2002	2001
Furniture and equipment	$ 270,609	$ 221,323
Molds and dies	83,735	81,850
	354,344	303,173
Less accumulated depreciation	287,509	240,464
	$ 66,835	$ 62,709

Depreciation expense aggregated $47,045 and $43,578 for the years ended December 31, 2002 and 2001, respectively.

NOTE E- NOTE PAYABLE

	2002	2001
Installment note payable to insurance finance company due in monthly installments of $7,343, including interest at 6.95% through September 2003	$ 64,212	
Installment note payable to insurance finance company due in monthly installments of $4,784, including interest at 7.5% through September 2002		$45,048

NOTE F - STOCKHOLDERS' EQUITY

The total number of shares of all classes of stock which the Company has authority to issue is 51,000,000 shares, consisting of (a) fifty million (50,000,000) shares of common stock, par value $.0025 per share, and (b) one million (1,000,000) shares of preferred stock, par value $.01 per share. The preferred stock may be issued in one or more series, and may have such voting powers, full or limited, or no voting powers, and such designations and preferences as shall be stated in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors of the Company, from time to time.

NOTE G - COMMITMENTS

[1] **Licensing agreement:**

On June 1, 2001, the Company entered into an exclusive license agreement with GlaxoSmithKline ("GSK"), one of the world's largest pharmaceutical companies, for SATIETROL, the Company's appetite control product. The agreement provided GSK with worldwide rights to the trademarks, technology, patents, and know how for SATIETROL for the duration of the patents which expire in 2017. Under the agreement, PHLI received an initial payment of $1,000,000, has received a subsequent milestone payment of $250,000. The agreement permitted GSK to terminate the license agreement at any time for any reason, provided that it paid all milestone payments earned prior to termination. In 2001, GSK also purchased approximately 9% of PHLI's common stock for $1.5 million under a contemporaneous stock purchase agreement. As of September 30, 2002, the Company has received an aggregate $2,750,000 from GSK from the combined licensing and stock purchase agreement. During the third quarter of 2002, GSK terminated the licensing agreement and therefore, the Company will not receive any additional milestone payments. All rights to the product under this agreement have reverted to the Company.

[2] **Employment agreement:**

The Company entered into a two-year employment contract on January 1, 2003, with the Chairman and CEO that provides for minimum annual compensation of $275,000. The Company is the beneficiary of a keyman life insurance policy (on the Chairman's life) for $2,000,000.

[3] **Lease:**

The Company has a lease agreement for its office space which expires in July 2003. The lease provides for the rental of 3,684 square feet. Minimum annual rentals, including utilities, through July 30, 2003 amounts to $30,390. Rent expense amounted to $68,031 and $61,342 in 2002 and 2001, respectively.

[4] **Purchase commitment:**

During the year ending December 31, 2002, the Company entered into an agreement with a third party to purchase raw material. The total commitment is for $57,500.

NOTE H - STOCK OPTION PLANS

The Company has two stock option plans (the "Plans") under which 2,238,575 shares of common stock are reserved for issuance under the Plans. In 1995, the Company established an incentive stock option plan (the "Plan") in which options to purchase the common stock of the Company may be awarded to employees. In 2000, the Company established another stock option plan to increase the number of options under the Plans.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above 100% of the fair market value of the common stock on the date of grant. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive Stock Option awards of unrestricted stock are not designed to be deductible to the Company under Section 162(m). The Board of Directors determines the option price (not to be less than fair market value for incentive options) at the date of grant. The options have a maximum term of 5 years and outstanding options expire from February 2003 through November 2011.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

NOTE H - STOCK OPTION PLANS (CONTINUED)

Stock option transactions for employees during 2002 and 2001 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2001	1,558,500	1,518,500	$1.75 - $6.00	$ 3.81
Granted/vested during the year	971,500	455,000	$0.313 - $3.30	0.79
Exercised during the year	(625,000)	(625,000)	$0.313 - $2.25	0.74
Expired during the year	(227,500)	(227,500)	$2.25 - $3.75	3.73
Cancelled during the year	(190,000)	(190,000)	$3.75	3.75
Balance, December 31, 2001	1,487,500	931,000	$0.313 - $4.75	1.49
Granted/vested during the year	469,200	308,167	$0.98 - $4.88	2.52
Exercised during the year	(61,000)	(61,000)	$1.00 - $2.00	1.98
Balance, December 31, 2002	1,895,700	1,178,167	$0.313 - $4.88	1.68

Information with respect to employee stock options outstanding and employee stock options exercisable at December 31, 2002 is as follows:

Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.313 - $2.00	965,700	3.54	$0.78	623,000	$ .91
$2.01 - $4.00	897,500	3.14	$2.64	527,667	2.44
$4.01 - $4.88	32,500	4.08	$4.59	27,500	4.63

In addition to options granted to employees under the plans, the Company issued stock options pursuant to contractual agreements to non-employees. Options granted under these agreements are expenses when the related service or product is provided. The Company recognized an expense of $28,932 and $105,525 for such options issued in 2002 and 2001, respectively.

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

NOTE H - STOCK OPTION PLANS (CONTINUED)

Stock option transactions for non-employees during 2002 and 2001 were as follows:

	Option Shares	Vested Shares	Exercise Price Per Common Share	Weighted Average Exercise Price Per Share Outstanding
Balance, January 1, 2001	304,200	214,200	$1.25-$6.00	$ 3.02
Granted/vested during the year	171,000	114,000	$0.313-$6.30	1.59
Exercised during the year	(16,125)	(16,125)	$0.781-$2.25	2.01
Expired during the year	(61,000)	(61,000)	$3.75-$4.75	4.00
Cancelled during the year	(5,000)	(5,000)	$3.75	3.75
Balance, December 31, 2001	393,075	246,075	$0.313-$6.30	2.11
Granted/vested during the year	15,500	137,000	$1.00-$3.80	1.24
Exercised during the year	(15,000)	(14,500)	$1.00-$1.25	1.08
Expired during the year	(40,700)	(40,700)	$4.25-$6.00	5.37
Balance, December 31, 2002	352,875	327,875	$0.313-$6.00	1.79

Information with respect to non-employee stock options outstanding and non-employee stock options exercisable at December 31, 2002 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.313 - $2.00	201,500	2.75	$ 0.21	176,500	$ 1.03
$2.01 - $4.00	134,875	2.00	0.36	134,875	2.38
$4.01 - $6.30	16,500	1.50	2.60	16,500	5.13

NOTE H - STOCK OPTION PLANS (CONTINUED)

Stock warrant transactions during 2002 and 2001 were as follows:

	Warrant Shares	Vested Shares	Exercise Price Per Vested Common Share	Weighted Average Exercise Price Per Vested Common Share
Balance, January 1, 2001	269,750	269,750	$3.438 - $8.70	$ 6.06
Granted/vested during the year	300,000	300,000	$0.875	0.875
Exercised during the year	(210,000)	(210,000)	$0.875 - $3.75	1.01
Expired during the year	(60,875)	(60,875)	$3.75 - $6.25	4.32
Balance, December 31, 2001	298,875	298,875	$0.875 - $8.70	4.75
Expired during the year	(176,875)	(176,875)	$0.875 - $3.48	7.11
Balance, December 31, 2002	122,000	122,000	$0.875 - $3.48	1.35

During 2001, the total expense recognized by the Company for these non-employee warrants was $100,042. No expense was recognized during 2002.

Effective January 1, 2001, the Company re-priced 475,000 options of an employee from $6.00 to $0.313 per share. All other terms of the options remained the same. The options were subsequently exercised during 2001. As a result of re-pricing employee options during 2001 an expense was recognized by the Company amounting to $217,075.

NOTE I - INCOME TAXES

The difference between the statutory federal income tax rate on the Company's pre-tax income and the Company's effective income tax rate is summarized as follows:

	2002		2001	
	Amount	Percent	Amount	Percent
U.S. Federal income tax provision (benefit) at federal statutory rate	$ (899,658)	(35)%	$ 99,969	35%
State tax, net of federal tax effect	(231,341)	(9)	28,755	10
Non-deductible options and warrants	10,126		71,948	25
Change in valuation allowance	1,076,000	42	(200,000)	(70)
Other	44,873	2	(672)	
	$ 0	0 %	$ 0	0%

PACIFICHEALTH LABORATORIES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

NOTE I - INCOME TAXES (CONTINUED)

At December 31, 2002, the Company has $10,861,000 in federal net operating loss carryovers, which can be used to offset future taxable income. The net operating loss carryforwards expire through the year 2022.

The components of the Company's deferred tax assets are as follows:

	2002	2001
Net operating loss carryforwards	$ 4,066,000	$ 3,035,000
Deferred charges	45,000	
Valuation allowance	(4,111,000)	(3,035,000)
Deferred tax asset	$ 0	$ 0

NOTE J - MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISKS

[1] *Concentration of credit risk:*

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade accounts receivable.

The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution which exceeded guarantee by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The financial institution has a strong credit rating, and management believes that credit risk relating to these deposits is minimal.

The Company does not require collateral on its trade accounts receivable. Historically, the Company has not suffered significant losses with respect to trade accounts receivable.

[2] **Fair value of financial instruments:**

Cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values due to the short maturity of these instruments.

[3] **Major customers:**

For the year ended December 31, 2002 and 2001, the Company had revenues from two customers which accounted for approximately 53% and 49%, respectively, of total revenue. Accounts receivable outstanding related to these customers at December 31, 2002 and 2001 were $123,444 and $66,261 which amounted to 37% and 34% of total receivable, respectively.

NOTE K - SEGMENT AND RELATED INFORMATION

In 2002 and 2001 the Company has one reportable segment:

Dietary and nutritional supplements.

The following table presents revenues by region:

	2002	2001
United States	$ 4,947,328	$4,790,991
Canada	173,025	104,536

Revenues by product line are as follows:

	Sports Performance	Weight Loss	Licensing	Total
2002	$ 5,007,513	$ 112,840		$ 5,120,353
2001	$ 3,578,189	$1,317,338	$1,250,000	$ 6,145,527

Sales revenues reported for the years ended December 31, 2002 and 2001 are net of credits of $175,319 and $451,137, respectively, for the return of certain products. Returns in 2001 consisted of SATIETROL returned from our largest customer who discontinued selling the product. There was no legal requirement for the Company to accept these credits and returns, but these credits and returns were allowed to enhance ongoing customer relations with that customer.

Shareholder Information

Annual Meeting
The annual meeting of shareholders of the Company will be held at 10:00 AM on Wednesday, June 11, 2003 at the Hilton Woodbridge in Iselin, NJ.

Independent Accountants
Fiscal Year 2001:
Larson, Allen, Weishair & Co., LLP
Minneapolis, MN 55402

Fiscal Year 2002:
Eisner LLP
New York, NY 10022

Corporate Counsel
Eckert Seamans Cherin & Mellott, LLC
Philadelphia, PA 19102

Investor Relations
Cameron Associates
New York, NY 10019
212-245-8800

Stock Listing
The Company's common stock is listed on the NASDAQ Small Cap Market under the symbol PHLI.

Transfer Agent
StockTrans, Inc.
44 W. Lancaster Ave.
Ardmore, PA 19003
Phone: 610-649-7300
Fax: 610-649-7302

Common Stock Price Ranges

2002	High	Low
First quarter	$5.00	$2.51
Second quarter	5.15	3.61
Third quarter	4.78	0.91
Fourth quarter	4.10	0.93

2001	High	Low
First quarter	$1.47	$0.28
Second quarter	4.94	0.63
Third quarter	8.38	3.36
Fourth quarter	6.02	2.76

Directors & Officers

Board of Directors

Dr. Robert Portman

Stephen P. Kuchen

David Portman

Dr. Colin T. Campbell

Michael Cahr

Joseph Harris

Officers

Dr. Robert Portman
Chairman of the Board, Chief Executive Officer, & President

Stephen P. Kuchen
Vice President - Finance, CFO, & Assistant Secretary

David Portman
Secretary

Bringing the science of nutrition to life.

PacificHealth
LABORATORIES, INC

1480 Route 9 North, Woodbridge, NJ 07095 Phone: 732-636-6141 FAX: 732-636-7410
www.pacifichealthlabs.com www.accelerade.com www.satietrol.com